UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42795

DarkIris Inc.

(Registrant’s Name)

6/F, Cheong Sun Tower

No. 118 Wing Lok Street

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Darkiris Inc. (the “Company”) is furnishing this Form 6-K/A to correct the net proceeds from its best efforts public offering reported in its Form 6-K filed on October 9, 2026 (the “Original 6-K”), which incorrectly stated net proceeds of $4.59 million instead of approximately $5.58 million. All other information in the Original 6-K remains unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DarkIris Inc.

	By:	/s/ Hong Zhifang
	Name:	Hong Zhifang
	Title:	Chief Executive Officer

Date: November 4, 2026